Exhibit 99.1

HEPSIBURADA ANNOUNCES COMPLETION OF CAPITAL INCREASE

ISTANBUL, September 9, 2026 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces the completion of the capital increase approved at the Extraordinary General Assembly of Shareholders (the “EGM”) held on August 14, 2026.

Pursuant to the capital increase, the Company received an aggregate amount of TRY 9,321,419,250.00, of which TRY 14,285,700.00 was allocated to the nominal value of the newly issued shares and the remaining TRY 9,307,133,550.00 was allocated to share premium. The full amount of the capital increase has been duly paid in full.

The capital increase was duly registered with the Istanbul Trade Registry and announced at the Trade Registry Gazette on September 8, 2026.

Following the completion of the capital increase, the Company’s registered nominal share capital has been increased to TRY 86,653,816.80 divided into 433,269,084 shares each with a nominal value of TRY 0.20.

The minutes of the EGM are available on the Company’s Investor Relations website.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting millions of customers with a broad range of products and services. Through its marketplace, retail operations, logistics capabilities, payment solutions and customer-focused technology, Hepsiburada aims to make commerce easier, faster and more accessible for customers and businesses across Türkiye.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com